UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Blonder Tongue Laboratories, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

093698108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒    Rule 13d-1(c)
☐ Rule 13d-1(d)

*The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP No. 093698108

1	Name of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only)

Peter J. Abrahamson
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America
	5	Sole Voting Power

		520,000
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		520,000
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

520,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Item 9

8.4%
12	Type of Reporting Person (See Instructions)

IN

ITEM 1.

(A) NAME OF ISSUER Blonder Tongue Laboratories, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE	One Jake Brown Road Old Bridge, NJ 08857

ITEM 2.

(A) NAME OF PERSON FILING Peter J. Abrahamson

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE	24156 N. Coventry Lane Lake Barrington, IL 60010-7334

(C) CITIZENSHIP United States of America

(D) TITLE OF CLASS OF SECURITIES Common Stock

(E) CUSIP NUMBER 093698108

ITEM 3. If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 520,000

(b) Percent of class: 8.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 520,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 520,000

(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     NOT APPLICABLE

ITEM 10. CERTIFICATION.

By  signing  below I certify that, to the best of my knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2009
Date

/s/ Peter J. Abrahamson
Signature

Peter J. Abrahamson, Private Investor
Name/Title